Exhibit 1
PERION ANNOUNCES ACCRETIVE ACQUISITION OF SWEETPACKS

2013 REVENUES EXPECTED TO EXCEED $100 MILLION

TEL AVIV, ISRAEL – November 8, 2012 – Perion Network Ltd. (NASDAQ: PERI), today announced the acquisition of SweetIM (a.k.a. “SweetPacks”), an Israeli consumer internet company. SweetPacks produces a variety of free, fun, easy to use and safe apps and downloadable content for everyday use.

“I am very excited about this powerful acquisition that builds off of our great Q3 numbers and accelerates our growth rate.  In addition, the acquisition significantly increases our revenues, nearly doubles our profits and expands our profit margins enabling us to exceed $100 million in revenue in 2013,” commented Josef Mandelbaum, Perion’s Chief Executive Officer.

SweetPacks generated $29.7 million in revenues in the 12 month period ending September 30, 2012, with Adjusted EBITDA of $9.0 million, at a 30% margin. This is 89% higher than 2011 revenues of $15.7 million and almost double 2011 Adjusted EBITDA of $4.5 million.

Combined Metrics

Trailing Twelve Months “TTM” 9/30/12
In millions ($US)	Perion (1)	SweetPacks (2)	Combined
Revenue	$51.1	$29.7	$80.8
Adjusted EBITDA (Margin)	$10.3 (20%)	$9.0 (30%)	$19.2 (24%)
Enterprise Value (EV)	$71.4M	$40.0M
EV/Revenue	1.4	1.3
EV/Adjusted EBITDA	7.1	4.5

(1) Perion revenue and Adjusted EBITDA are on a non-GAAP basis; a detailed reconciliation can be found in table attached.
(2) Based on company preliminary financials.

 “This combination provides meaningful scale and adds improved back-end systems that will strengthen our competitive advantage,” added Mr. Mandelbaum. “This acquisition further accelerates our own efforts to scale, adds 22 million new users, creating a larger and more profitable company.”

In consideration for the acquisition, Perion will make an initial payment of $10 million in cash and 1.99 million Perion shares. A second payment of $7.5 million in cash is due 12 months after closing. A third, conditional payment of $7.5 million in cash is due 18 months after closing, subject to certain milestones and achievements, bringing the total potential purchase price, as of close of business November 6, 2012, to $41 million.

“We are able to fund this accretive acquisition using cash on hand and through expected operating cash flow of the acquired entity. While the total share count will now be approximately 12 million shares outstanding, this acquisition significantly increases earnings per share.”

“Lastly, I am thrilled to welcome SweetPacks’ CEO, Nadav Goshen to Perion as its new Chief Operating Officer.  His successful industry track record and strong management capabilities are sure to contribute to our future growth.” concluded Mr. Mandelbaum

Mr. Goshen commented, “I am very excited to join the Perion team. This combination is a unique and powerful opportunity to leverage the successes of both Perion and SweetPacks. I firmly believe in Perion’s vision for the future and am confident that together we can accelerate growth and increase profitability.”

Management expects the acquisition to close within the month, subject to customary closing conditions.

Conference Call
Perion will host a conference call to discuss the acquisition today, November 8th at 10 a.m. EST (5 p.m. Israel Time). To listen to the call please visit the Investor Relations section of Perion’s website at www.perion.com/events-presentations and click on the link provided for the webcast. Interested parties can also dial 1-866-744-5399 to participate in the live call. Callers from Israel may access the call by dialing (03) 918-0685. The webcast will be archived on the company’s website for seven days.

About Perion Network Ltd.,

Perion Network, Ltd. (NASDAQ: PERI) is a global internet consumer software company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s two main award winning consumer brands are:  IncrediMail and Smilebox.   Together these products have had over 150 million downloads. IncrediMail, is a streamlined e-mail and Facebook application with an easy-to-use interface that allows for more personalized communications sold in over 100 countries in 8 languages and Smilebox, a leading photo sharing and social expression product and service that lets customers quickly turn life's moments into digital creations to share and connect with friends and family in a fun and personal way.   Perion’s applications are monetized through a freemium model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue, and advertising revenue generated through impressions, while a more advanced feature rich version is available with a premium upgrade. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, deferred finance expenses and non-recurring tax benefits. Adjusted EBIDTA of SweetPacks’ excludes the impact of non-cash and non-recurring stock based compensation, as its value has not yet been determined. As a privately held company SweetPacks had not valued or accounted for, share based compensation effecting its past operations, in accordance with GAAP.  Perion also uses Adjusted EBITDA as a non-GAAP financial performance measurement. Adjusted EBITDA is calculated by adding back to net income; Valuation adjustment on acquired deferred product revenues, acquisition related expenses, interest, taxes, stock-based compensation, depreciation and amortization and one-time expenses (credits).  The purpose of such adjustments is to give an indication of performance exclusive of non-cash charges and other items that are considered by management to be outside of core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. In addition, the financial information set forth in this press release is not an indication of the future financial results of the Company following the consummation of the acquisition. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, risk associated with uncertainty as to whether the transaction will be consummated, the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition agreement, potential litigation associated with the transaction, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2011. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.

PERION NETWORK LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

Twelve months ended September 30, 2012
GAAP revenues	$49,160
Valuation adjustment on acquired deferred product revenues	1,951
Non-GAAP revenues	$51,111

GAAP Net income	$3,133
Valuation adjustment on acquired deferred product revenues	1,951
Acquisition related expenses	540
Share based compensation	1,048
Amortization of acquired intangible assets	1,892
Deferred finance expenses	76
Income tax expense (credit)	1,791
Non-recurring tax expense	(379)
Interest expense (income), net	881
Depreciation and amortization	(275)
Non-GAAP EBITDA	$10,279